FTI Consulting
1201 W. Peachtree Street
Suite 500
Atlanta, GA 30309

404.460.6200 telephone
404.460.6299 facsimile

www.fticonsulting.com

PRIVATE & CONFIDENTIAL

August 22, 2005

Mr. Robert S. Parker
President and Chief Executive Officer
O'Sullivan Industries, Inc.
10 Mansell Court East, Suite 100
Roswell, GA 30076

Re: Retention of FTI Consulting as Restructuring Officer to the Company

Dear Mr. Parker:

1. **Introduction**

    This letter confirms that we, FTI Consulting, Inc. ("FTI"), have been retained by you,
    O'Sullivan Industries, Inc. (the "Company"), to serve as the Restructuring Officer ("RO") to
    the Company and to provide certain financial advisory and consulting services (the
    "Services") set out below. This letter of engagement (the "Engagement") and the related
    Standard Terms and Conditions constitute the engagement contract (the "Engagement
    Contract") pursuant to which the Services will be provided.

2. **Scope of Services**

    FTI will serve as the RO to the Company and will provide such consulting and advisory
    services as FTI and the Company deems appropriate and feasible in order to advise the
    Company pre and post-filing of Chapter 11, including but not limited to the following:

    •   Provide the services of Keith F. Cooper to serve as the Restructuring Officer of the
        Company responsible for the overall direction of the restructuring efforts of the
        Company;

    •   Review of operational and restructuring initiatives and assistance with the
        development and implementation of the Company's long-term business plan;

- Assistance to the Company in the preparation of financial related disclosures required by the Court, including the Schedules of Assets and Liabilities, the Statement of Financial Affairs and Monthly Operating Reports;

- Assistance to the Company with information and analyses required pursuant to the Company's Debtor-In-Possession ("DIP") financing including, but not limited to, preparation for hearings regarding the use of cash collateral and DIP financing;

- Assistance with the identification and implementation of short-term cash management procedures;

- Advisory assistance in connection with the development and implementation of key employee retention and other critical employee benefit programs;

- Assistance and advice to the Company with respect to the identification of core business assets and the disposition of assets or liquidation of unprofitable operations;

- Assistance with the identification of executory contracts and leases and performance of cost/benefit evaluations with respect to the affirmation or rejection of each;

- Assistance regarding the valuation of the present level of operations and identification of areas of potential cost savings, including overhead and operating expense reductions and efficiency improvements;

- Assistance in the preparation of financial information for distribution to creditors and others, including, but not limited to, cash flow projections and budgets, fully integrated financial models, cash receipts and disbursement analysis, analysis of various asset and liability accounts, and analysis of proposed transactions for which Court approval is sought;

- Attendance at meetings and assistance in discussions with potential investors, banks and other secured lenders, any official committee(s) appointed in the Chapter 11 case, the U.S. Trustee, other parties in interest and professionals hired by the same, as requested;

- Analysis of creditor claims by type, entity and individual claim, including assistance with development of databases, as necessary, to track such claims;

- Assistance in the preparation of information and analysis necessary for the confirmation of a plan in the Chapter 11 proceedings;

- Assistance in the evaluation and analysis of avoidance actions, including fraudulent conveyances and preferential transfers;

- Litigation advisory services with respect to accounting and tax matters, along with expert witness testimony on case related issues as required by the Company; and

- Render such other general business consulting or such other assistance as Company management or counsel may deem necessary that are consistent with the role of a financial advisor and not duplicative of services provided by other professionals.

Keith F. Cooper will serve as the RO and will be assisted by Eric Houle, Director, and Julaine Lampton, Managing Director, from the Atlanta office. The resumes of these professionals are attached.

The Services may be performed by FTI or by any subsidiary of FTI, as FTI shall determine. FTI may also provide Services through its or its subsidiaries' agents or independent contractors. References herein to FTI and its employees shall be deemed to apply also, unless the context shall otherwise indicate, to employees of each such subsidiary and to any such agents or independent contractors and their employees.

The Services, as outlined above, are subject to change as mutually agreed between us.

As part of the Services, FTI may be requested to assist the Company (and its legal or other advisors) in negotiating with the Company's creditors and equity holders and with other interested parties. In the event that we participate in such negotiations, the representations made and the positions advanced will be those of the Company and its management, not FTI or its employees.

3. **Fees**

Fees in connection with this Engagement will be based upon the time incurred providing the Services, multiplied by our standard hourly rates, summarized as follows:

	Per Hour
Senior Managing Directors	$560 - 625

Directors / Managing Directors	395 - 560
Associates / Consultants	195 - 385
Administrative / Paraprofessionals	95 - 168

Hourly rates are generally revised periodically. Note that we do not provide any assurance regarding the outcome of our work and our fees will not be contingent on the results of such work.

In addition to the fees outlined above, FTI will bill for reasonable expenses which are likely to be incurred on your behalf during this Engagement, including, but not limited to, counsel fees, airfare, meals, hotel accommodations, telephone, industry research, duplicating and printing, etc. Further, if FTI and/or any of its employees are required to testify or provide evidence at or in connection with any judicial or administrative proceeding relating to this matter, FTI will be compensated by you at its regular hourly rates and reimbursed for reasonable out of pocket expenses (including counsel fees) with respect thereto.

Based on our initial understanding of the matter and our scope of work, our retainer in this matter has been sized at $75,000.00. The retainer, which is to be paid by the Company upon the execution of this Engagement Contract, is typically held and applied to our final bill for the Services, with any excess amounts refunded to the Company. We reserve the right, however, to apply the retainer to our fees as the Engagement proceeds. The retainer is not intended to be an estimate for the total cost of the work to be performed.

Invoices for fees and expenses incurred in connection with this Engagement will be billed weekly, and are due upon receipt. If we do not receive payment of the retainer or any invoice within 15 days of the invoice date, we shall be entitled, without prejudice to any other rights that we may have, to immediately suspend provision of the Services until all sums due are paid in full.

During the course of the engagement, FTI may identify additional profit improvement initiatives (e.g., specific efficiency improvements, cost reductions, revenue enhancements, etc.) FTI will be entitled to receive an incentive fee of 10% of the incremental value derived to the Company as agreed to by the Company and FTI at the conclusion of the engagement. Any incentive fee due shall be reduced by the hourly fees charged by FTI in connection with the analysis and implementation of such additional profit improvement initiatives.

4. **Terms and Conditions**

The attached Standard Terms and Conditions set forth the duties of each party with respect to the Services. Further, this letter and the Standard Terms and Conditions attached comprise the entire Engagement Contract for the provision of the Services to the exclusion of any other express or implied terms, whether expressed orally or in writing, including any conditions, warranties and representations, and shall supersede all previous proposals, letters of engagement, undertakings, agreements, understandings, correspondence and other communications, whether written or oral, regarding the Services.

5. Conflicts of Interest

Based on the list of interested parties (the "Potentially Interested Parties"), provided by you, we have undertaken a limited review of our records to determine FTI's professional relationships with the Company and the administrative agent. As you may be aware, FTI is regularly retained by the administrative agent and/or other members of your lending group (or law firms retained by the administrative agent or lending group members). However, such representations are in matters unrelated to this engagement.

From the results of such review, we were not made aware of any conflicts of interest or additional relationships that we believe would preclude us from performing the Services. However, as you know, we are a large consulting firm with numerous offices throughout the United States. We are regularly engaged by new clients, which may include one or more of the Potentially Interested Parties. We will not knowingly accept an engagement that directly conflicts with this Engagement without your prior written consent.

6. Acknowledgement and Acceptance

Please acknowledge your acceptance of the terms of this Engagement Contract by signing both the confirmation below and the attached Standard Terms and Conditions and returning a copy of each to us at the above address.

If you have any questions regarding this letter or the attached Standard Terms and Conditions, please do not hesitate to contact Keith Cooper at (404) 460-6265.

Very truly yours,

FTI CONSULTING, INC.

By: _____

         Keith F. Cooper
         Senior Managing Director

Attachment – As stated

Confirmation of Terms of Engagement

We agree to engage FTI Consulting, Inc. upon the terms set forth herein and in the attached Standard Terms and Conditions.

O'Sullivan Industries, Inc.

By: _____

        Robert S. Parker
        President and Chief Executive Officer

Date: _____

FTI CONSULTING, INC.

STANDARD TERMS AND CONDITIONS

The following are the Standard Terms and Conditions on which we will provide the Services to you set forth within the attached letter of engagement with O'Sullivan Industries, Inc. dated

August 16, 2005.   The Engagement letter and the Standard Terms and Conditions (collectively the "Engagement Contract") form the entire agreement between us relating to the Services and replace and supersede any previous proposals, letters of engagement, undertakings, agreements, understandings, correspondence and other communications, whether written or oral, regarding the Services. The headings and titles in the Engagement Contract are included to make it easier to read but do not form part of the Engagement Contract.

1.   Reports and Advice

1.1   Use and purpose of advice and reports – Any advice given or report issued by us is provided solely for your use and benefit and only in connection with the purpose in respect of which the Services are provided. Unless required by law, you shall not provide any advice given or report issued by us to any third party, or refer to us or the Services, without our prior written consent. In no event, regardless of whether consent has been provided, shall we assume any responsibility to any third party to which any advice or report is disclosed or otherwise made available.

2.   Information and Assistance

2.1   Provision of information and assistance – Our performance of the Services is dependent upon your providing us with such information and assistance as we may reasonably require from time to time.

2.2   Punctual and accurate information – You shall use reasonable skill, care and attention to ensure that all information we may reasonably require is provided on a timely basis and is accurate and complete and relevant for the purpose for which it is required You shall also notify us if you subsequently learn that the information provided is incorrect or inaccurate or otherwise should not be relied upon.

2.3   No assurance on financial data – While our work may include an analysis of financial and accounting data, the Services will not include an audit, compilation or review of any kind of any financial statements or components thereof. Company management will be responsible for any and all financial information they provide to us during the course of this Engagement, and we will not examine or compile or verify any such financial information. Moreover, the circumstances of the Engagement may cause our advice to be limited in certain respects based upon, among other matters, the extent of sufficient and available data and the opportunity for supporting investigations in the time period. Accordingly, as part of this Engagement, we will not express any opinion or other form of assurance on financial statements of the Company.

2.4   Prospective financial information - In the event the Services involve prospective financial information, our work will not constitute an examination or compilation, or apply agreed-upon procedures, in accordance with standards established by the American Institute of Certified Public Accountants or otherwise, and we will express no assurance of any kind on such information. There will usually be differences between estimated and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. We will take no responsibility for the achievability of results or events projected or anticipated by the management of the Company.

3.   Additional Services

3.1   Responsibility for other parties – You shall be solely responsible for the work and fees of any other party engaged by you to provide services in connection with the Engagement regardless of whether such party was introduced to you by us. Except as provided in this Engagement Contract, we shall not be responsible for providing or reviewing the advice or services of any such third party, including advice as to legal, regulatory, accounting or taxation matters. Further, we acknowledge that we are not authorized under our Engagement Contract to engage any third party to provide services or advice to you, other than our agents or independent contractors engaged to provide Services, without your written authorization.

4.   Confidentiality

4.1   Restrictions on confidential information – Both parties agree that any confidential information received from the other party shall only be used for the purposes of providing or receiving Services under this or any other contract between us. Except as provided below, neither party will disclose the other party's confidential information to any third party without the other party's consent. Confidential information shall not include information that:

4.1.1   is or becomes generally available to the public other than as a result of a breach of an obligation under this Clause 4.1;

4.1.2   is acquired from a third party who, to the recipient party's knowledge, owes no obligation of confidence in respect of the information; or

4.1.3   is or has been independently developed by the recipient.

4.2   Disclosing confidential information – Notwithstanding Clause 1.1 or 4.1 above, either party will be entitled to disclose confidential information of the other to a third party to the extent that this is required by valid legal process, provided that (and without breaching any legal or regulatory requirement) where reasonably practicable not less than 2 business days' notice in writing is first given to the other party.

4.3   Citation of engagement – Without prejudice to Clause 4.1 and Clause 4.2 above, to the extent our engagement is or becomes known to the public, we may cite the performance of the Services to our clients and prospective clients as an indication of our experience, unless we and you specifically agree otherwise in writing.

4.4   Internal quality reviews – Notwithstanding the above, we may disclose any information referred to in this Clause 4 to any other FTI entity or use it for internal quality reviews.

4.5   Maintenance of workpapers – Notwithstanding the above, we may keep one archival set of our working papers from the Engagement, including working papers containing or reflecting confidential information, in accordance with our internal policies. At the conclusion of the engagement, the Company shall be permitted to maintain copies of our work product, including final reports issued.

5.   Termination

5.1   Termination of Engagement with notice – Either party may terminate the Engagement Contract for whatever reason upon written notice to the other party. Upon receipt of such notice, we will stop all work immediately. You will be responsible for all fees and expenses incurred by us through the date termination notice is received.

5.2   Continuation of terms – The terms of the Engagement that by their context are intended to be performed after termination or expiration of this Engagement Contract, including but not limited to, Clauses 3 and 4 of the Engagement letter, and Clauses 1.1, 4, 6 and 7 of the Standard Terms and Conditions, are intended to survive such termination or expiration and shall continue to bind all parties.

6.   Indemnification and Liability Limitation; Waiver of Jury Trial

6.1   Indemnification - You agree to indemnify and hold harmless FTI and any of its subsidiaries and affiliates, officers, directors, principals, shareholders, agents, independent contactors and employees (collectively "Indemnified Persons") from and against any and all claims, liabilities, damages, obligations, costs and expenses (including reasonable attorneys' fees and expenses and costs of investigation) arising out of or relating to your retention of FTI, the execution and delivery of this Engagement Contract, the provision of Services or other matters relating to or arising from this Engagement Contract, except to the extent that any such claim, liability, obligation, damage, cost or expense shall have been determined by final non-appealable order of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Person or Persons in respect of whom such liability is asserted.

6.2   Limitation of liability - You agree that no Indemnified Person shall have any liability as a result of your retention of FTI, the execution and delivery of this Engagement Contract, the provision of Services or other matters relating to or arising from this Engagement Contract, other than liabilities that shall have been determined by final non-appealable order of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Indemnified Person or Persons in respect of whom such liability is asserted. Without limiting the generality of the foregoing, in no event shall any Indemnified Person be liable for consequential, indirect or punitive damages, damages for lost profits or opportunities or other like damages or claims of any kind.

6.3   WAIVER OF JURY TRIAL –TO FACILITATE JUDICIAL RESOLUTION AND SAVE TIME AND EXPENSE, YOU AND FTI IRREVOCABLY AND UNCONDITIONALLY AGREE NOT TO DEMAND A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THE SERVICES OR ANY SUCH OTHER MATTER.

7.   Governing Law and Jurisdiction-The Engagement Contract shall be governed by and interpreted in accordance with the laws of the State of New York, without giving effect to the choice of law provisions thereof. The United States District Court for the Southern District of New York and the appropriate Courts of the State of New York sitting in the Borough of Manhattan, City of New York shall have exclusive jurisdiction in relation to any claim, dispute or difference concerning the Engagement Contract and any matter arising from it. The parties submit to the jurisdiction of such Courts and irrevocably waive any right they may have to object to any action being brought in these Courts, to claim that the action has been brought in an inconvenient forum or to claim that those Courts do not have jurisdiction.

FTI CONSULTING, INC

Confirmation of Standard Terms and Conditions

We agree to engage FTI Consulting, Inc. upon the terms set forth in these Standard Terms and Conditions as outlined above.

O'Sullivan Industries, Inc.

By: _____
      Robert S. Parker
      President and Chief Executive Officer

Date: _____

Keith F. Cooper – Senior Managing Director

Keith Cooper is a Senior Managing Director in FTI's Corporate Finance/Restructuring practice and is based in Atlanta. Mr. Cooper is the Southeast region leader for this practice. He specializes in the revitalization of underperforming businesses.

Mr. Cooper has more than 15 years of experience advising senior management and boards of directors in revitalizing companies that are stagnant or underperforming. He has served in interim management positions and as an advisor to companies as well as advising secured creditors, unsecured creditors and noteholder committees in out-of-court restructurings and in formal bankruptcy proceedings. His experience has been in a number of industries, including retailing, manufacturing (textile, consumer goods, medical products and steel), health care, automotive, financial services and distribution.

Mr. Cooper has extensive experience representing both debtors and creditors in formal bankruptcy proceedings and out-of-court restructurings. These services have included development and implementation of turnaround plans; development and review of business plans, including the strategic realignment of business units; identification, marketing and selling of non-core business units; development and implementation of cost rationalization programs; operational analysis of cash flow projections; development and implementation of cash management programs; operational and financial reporting; and negotiations with parties in interest. This experience has been in a number of industries, including retailing, manufacturing (clothing, consumer goods, medical products and steel), health care, automotive financial services and distribution.

Examples of Mr. Cooper's recovery and turnaround experience includes chief restructuring advisor to a $1.4 billion manufacturer and distributor of carpet and floor covering; chief restructuring officer (CRO) to a $300 million revenue chicken processor; chief restructuring advisor to Transit Group, Inc., a $450 million revenue truckload carrier; restructuring advisor to HiLo Automotive; financial advisor to American Honda/Toyota Motor; and CRO to Allied Health Care. He has served in the positions of interim chief executive officer, CRO, crisis turnaround advisor, interim chief operating officer and financial advisor.

Keith F. Cooper – Senior Managing Director (continued…)

Mr. Cooper's reorganization and bankruptcy experience includes advisories to CHS Electronics, a $9 billion computer products distributor; Magnatrax Corporation; Pameco, Inc.; Flooring America, a $760 million floor-covering retailer; AmeriServe Food Distribution, the nation's largest food distribution company; Edison Brothers Stores, a 2,100-store specialty clothing retailer; Gateway Apparel, a 120-store retail chain; and Cardiovascular Centers of South Nevada.

Prior to joining FTI, Mr. Cooper was a partner with the U.S. division of PricewaterhouseCoopers' Business Recovery Services practice. He is a certified public accountant in Georgia and Missouri. He is a member of the American Arbitration Association, the American Bankruptcy Institute, the American College of Forensic Examiners, the American Institute of Certified Public Accountants and the Turnaround Management Association.

Eric Houle – Director

Mr. Houle has several years of experience advising senior management and boards of directors in revitalizing companies that are stagnant, underperforming or in bankruptcy. Mr. Houle has provided advisory services that include; the development of strategic operational and financial alternatives, negotiations with lenders and other constituencies, preparation of bankruptcy documents and strategies, development and manipulation of comprehensive business plan and cash flow models, assisting in the development and implementation of cost savings initiatives, covenant compliance analyses and business plan reviews

Mr. Houle's most recent experience has involved serving as the financial advisor to a $350 million distributor of fine paper and business products. FTI was retained to assist in the development of a detailed operational plan and restructuring of the Company's $50 million credit facility and $16 million subordinated notes. Specific work included the development of a fully integrated business plan model utilizing key industry drivers and variables, development of a 13-week cash flow and liquidity analysis, and assisting management with strategic alternatives.   Additional work included; daily negotiations with the senior and subordinated lenders and their constituents, development of a transition plan and financial impact related to facility closures, and daily management of cash receipts and disbursements.

Mr. Houle also served as the financial advisor to a $375 million container and chassis leasing company with $1.7 billion of debt. Mr. Houle's primary responsibility was to develop and implement a comprehensive business plan which included analyzing the company's operations and financial situation, short-term working capital requirements and cash flow forecasts, valuing the operating and non-operating assets of the company's estate and developing a comprehensive business plan model. Mr. Houle also participated in presentations and negotiations with various parties-in-interest on behalf of the Company including lenders, equity investors, and potential equity sponsors.

In addition, Mr. Houle served as a financial advisor to US Airways, Inc. in their first Chapter 11 bankruptcy. Mr. Houle was tasked with assisting the company with the preparation of first day motions and other bankruptcy related requirements, and developing an aircraft leasing model used by the company throughout it's lease negotiation process to ensure compliance with ATSB loan requirements.

Eric Houle – Director (continued…)

Mr. Houle also served as a financial advisor to a $500 million heating and air-conditioning distributor throughout its Chapter 11 process. Mr. Houle's primary responsibilities included the development of a 13-week liquidity forecast, detailed liquidation analysis, development of Key Employee Retention Program ("KERP"), and preparation of the Company's monthly operating reports. Mr. Houle also provided analytics related to the wind down and disposition of various assets and participated in negotiations with all creditor classes and their advisors regarding the Plan of Reorganization.

Other examples of Mr. Houle's recovery and turnaround experience includes restructuring advisor for a $450 million Japanese retailer; financial advisor to the Bank Group and Noteholders of a $500 million trucking company; financial advisor to the senior lending group of a $650 million manufacturer of steel construction products; financial advisor to $230 million relocation company; and, worked with FTI's Capital Partners to develop a fairness opinion for a $150 million Senior Note issuance.

Mr. Houle has five and half years of experience in financial advisory services. Mr. Houle holds a B.A. in Economics from Union College. Prior to joining FTI, Mr. Houle was an analyst with Morgan Stanley Dean Witter's Corporate Treasury group in New York. Mr. Houle is member of the Turnaround Management Association and the Association of Insolvency and Restructuring Advisors.

Julaine Lampton – Managing Director

Ms. Lampton has been involved in numerous financial advisory cases, including providing turnaround, operational and crisis management services to companies. Ms. Lampton has provided a variety of financial advisory services that include the development of strategic, operational and financial alternatives, development and manipulation of comprehensive business plan and cash flow models, assisting in the development and implementation of cost savings initiatives, covenant compliance analyses and business plan reviews.

Ms. Lampton's recent experience has involved serving as the financial advisor to a $75 million manufacturer and supplier of rubber and vinyl products. FTI was retained to assist in the development of a detailed operational plan and strategy to shutdown a domestic manufacturing facility and transition production to China. Specific work included the development of a detailed operational plan including execution strategy, transition timeline and key drivers and variables. Additional work included the development of a detailed transition model that quantified the impact of the manufacturing transition, including the quantification of transition costs and inefficiencies, quantification of end state savings, timing, sequence and magnitude of overhead savings and the impact on liquidity, borrowing availability and working capital requirements.

Ms. Lampton is currently involved in serving as the strategic advisors to a $1 billion automotive supplier. FTI was retained to perform a strategic assessment of the Company and each of its businesses and develop recommendations, accordingly. Specific work included an evaluation of each product line including its market, competitive positioning, growth opportunities, manufacturing and technical capabilities and customer penetration.

In addition, Ms. Lampton was involved in providing financial advisory services to the senior lending group of a $2 billion home textile manufacturer. Specific responsibilities included developing a detailed understanding of the Company's loss of profitability, expected changes in its regulatory environment, foreign competitive environment, brand equity and channel leverage and manufacturing and global supply chain operation; analyzing performance by channel and product; assessing brand performance and profitability; and defining strategic alternatives to cope with expected price erosion. Additional work included reviewing the Company's business plan, as well as performing an extensive review and critique of the financial and strategic operational plans, cost saving initiatives and sourcing strategies.

Julaine Lampton – Managing Director (continued…)

Ms. Lampton was also involved in the turnaround process of a $1.4 billion carpet manufacturing company. Responsibilities included the development of a business plan model encompassing asset sales and turnaround initiatives including SG&A cost reductions, manufacturing efficiency improvements and revenue enhancements, assisting in the management of cash flows, development of cash flow and DIP model projections and involvement in the asset divestiture process including assisting in the development of marketing materials and sources and uses analyses.

Examples of Ms. Lampton's other experience includes financial advisor to the senior lending group of a $650 million manufacturer of steel construction products for residential and non-residential applications, financial advisor for a $500 million trucking company, financial advisor to the senior lending group of a $600 million denim and khaki manufacturer and financial advisor to a privately-owned industrial ammonia distribution and chlor-alkali manufacturing chemicals company.

Ms. Lampton's industry experience includes manufacturing, trucking, energy, automotive, healthcare, restaurant, textiles, chemical and steel.

Ms. Lampton is a Certified Public Accountant and her professional background includes eight years experience in financial advisory services, including business recovery services and dispute analysis and investigation services. Ms. Lampton holds a B.S. (magna cum laude) in Accounting and Mathematics from Culver-Stockton College. She is member of the American Institute of Certified Public Accountants, the Turnaround Management Association, the Association of Insolvency and Restructuring Advisors and the Women's Finance Exchange.